SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number 001-33590

MF Global Holdings Ltd.

(Exact name of registrant as specified in its charter)

142 West 57th Street, 10th Floor

New York, New York 10019

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.875% Convertible Senior Notes Due 2016

3.375% Convertible Senior Notes Due 2018

6.25% Senior Notes Due 2016

9% Convertible Senior Notes Due 2038

6% Cumulative Convertible Preferred Stock, Series A, par value $1.00 per share

9.75% Non-Cumulative Convertible Preferred Stock, Series B, par value $1.00 per share

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

1.875% Convertible Senior Notes Due 2016	0
3.375% Convertible Senior Notes Due 2018	0
6.25% Senior Notes Due 2016	0
9% Convertible Senior Notes Due 2038	0
6% Cumulative Convertible Preferred Stock, Series A, par value $1.00 per share	0
9.75% Non-Cumulative Convertible Preferred Stock, Series B, par value $1.00 per share	0
Common Stock, par value $0.01 per share	1

[Signature page follows.]

Pursuant to the requirements of the Securities Exchange Act of 1934, MF Global Holdings Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 7, 2013	MF GLOBAL HOLDINGS LTD.

	BY:	/s/ Laurie Ferber
	Name:	Laurie Ferber
	Title:	Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.